Exhibit 99.4

Announcement	Page 1 of 2

Company	— United Utilities PLC
TIDM	— UU.
Headline	— Result of EGM
Released	— 14:35 26 Aug 2003
Number	— 0285P

26 August 2003

United Utilities PLC (“United Utilities” or the “Company”)

Shareholders approve Rights Issue

In connection with the 5 for 9 Rights Issue of up to 310,558,462 A Shares at 165p per share announced on 28 July 2003 (the “Rights Issue”), the Board of United Utilities announces that the Resolution to enable the implementation of the Rights Issue (as set out in the Notice of Extraordinary General Meeting dated 28 July 2003) was duly passed with 98.2% of votes cast in favour of the resolution (206,241,329 votes in favour, 3,872,483 votes against) at the Extraordinary General Meeting of the Company held earlier today.

Accordingly, Provisional Allotment Letters in respect of entitlements to A Shares pursuant to the Rights Issue are to be posted today to Qualifying non-CREST Shareholders (other than certain Overseas Shareholders). It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders (other than certain Overseas Shareholders) with effect from 8.00 am on 27 August 2003.

It is expected that admission of the A Shares to the Official List of the UK Listing Authority (“UKLA”), nil paid, will become effective and that dealings on the London Stock Exchange in such shares, nil paid, will commence at 8.00 a.m. on 27 August 2003.

The latest time and date for acceptance and payment in full for A Shares pursuant to the Rights Issue is 10.30 a.m. on 17 September 2003.

A Shareholder Helpline is available on 0870 600 3971 (+44 1903 702767 if calling from outside the UK). This helpline is available from 8.30 a.m. to 5.30 p.m. Monday to Friday and 9.00 a.m. to 1.00 p.m. on Saturday and will remain open until 10 October 2003. A document highlighting the initial choices available to shareholders under the terms of the Provisional Allotment Letter has been placed on display at the Document Viewing Facility of the UKLA at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

For further information, contact:

United Utilities PLC	01925 237000
John Roberts, Chief Executive
Simon Batey, Finance Director

Dresdner Kleinwort Wasserstein	020 7623 8000
Jim Hamilton
David Hutchison

Deutsche Bank	020 7545 8000
Roger Aylard
Martin Pengelley

Financial Dynamics	020 7831 3113
Andrew Lorenz

Definitions used in the United Utilities PLCprospectus dated 28 July 2003 (the “Prospectus”) shall have the same meanings when used in this announcement, unless the context requires otherwise. This announcement shall not constitute or form any part of any offer or invitation to subscribe for or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, the Nil Paid Rights, the Fully Paid Rights or the Initial A Shares (the “Securities”). Any purchase of, or application for, the Securities in the Rights Issue should only be made on the basis of information contained in the Prospectus and any supplement thereto.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration. There is no intention to register any portion of the offering in the United States or to conduct a public offering in the United States.

The Securities will not qualify for distribution under any of the relevant securities laws of the Excluded Territories. Accordingly, subject to certain exceptions, the Securities may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the Excluded Territories.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Dresdner Kleinwort Wasserstein and Deutsche Bank, who are authorised and regulated by the FSA for the conduct of investment business in the UK, is acting exclusively for United Utilities PLC and no-one else in connection with the rights issue and will not be responsible to anyone other than United Utilities PLC for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein and Deutsche Bank or for providing advice in relation to the Rights Issue or any other matter referred to in this document.